Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST
AMENDS TERMS RELATED TO ITS CONVERSION TO A CORPORATION

Calgary, Alberta, Canada – April 27, 2010

Precision Drilling Trust ("Precision") today clarified certain terms related to its post-conversion corporate structure contemplated by the proposed Plan of Arrangement, as described in its Management Information Circular (the “Circular”) dated April 7, 2010.

In the interests of good governance and clarity, Precision has confirmed the number of preferred shares that may be issued by New Precision, as defined in the Circular, will be limited to a maximum of 50% of the issued and outstanding common shares of New Precision.  Precision also confirmed that it does not intend to use such preferred shares as a defensive tactic to block takeover bids.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com